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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Legacy Place
(No. and Street)

Dedham	**Massachusetts**	**02026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia **(781) 551-5133**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCO Investments Services Corp, as of February 28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer/ Sr. VP
Title

Notary Public


BARBARA PASSALACQUA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 26, 2018

CCO INVESTMENT SERVICES CORP.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed Pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.

We have audited the accompanying statement of financial condition of CCO Investment Services Corp. (the "Company"), an indirect wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and related directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2012

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(In thousands, except share figures)

ASSETS	
Cash and cash equivalents	$23,755
Restricted cash — deposits with clearing organization	70
Commission receivable	3,841
Fees receivable	3,494
Due from affiliates	42
Net deferred tax asset	533
Furniture, equipment and software — net	1,842
Employee advances	6,831
Other assets	3,612
TOTAL	$44,020
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold not yet purchased	$ 407
Payable to insurance carriers	1,729
Accrued incentive compensation	5,185
Accrued expenses and other liabilities	2,837
Total liabilities	10,158
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	17,653
Retained earnings	16,209
Total stockholder's equity	33,862
TOTAL	$44,020

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

REVENUE:	
Commissions	$92,672
Fees	8,426
Syndication fees	5,784
Insurance commission	4,166
Total revenue	111,048
EXPENSES:	
Employee compensation and benefits	58,990
Services and management fee to Parent	13,472
Clearing fees	5,334
Other outside service fees	4,326
Occupancy and equipment	1,961
Travel and entertainment	873
Legal and audit	712
Communications	601
Other expenses	2,101
Total expenses	88,370
INCOME BEFORE INCOME TAXES	22,678
INCOME TAX	8,816
NET INCOME	$13,862

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2011	$	$ 17,500	$ 11,347	$ 28,847
Net income			13,862	13,862
Capital contribution		153		153
Dividends to Parent			(9,000)	(9,000)
BALANCE — December 31, 2011	$	$ 17,653	$ 16,209	$ 33,862

See notes to financial statements.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,862
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of employee loan advances	2,882
Depreciation and amortization on fixed assets	515
Loss on disposal of asset	132
Deferred income taxes	1,446
Changes in operating assets and liabilities:	
Decrease in commissions receivable	912
Increase in fees receivable	(403)
Decrease in due from affiliates	1,833
Increase in employee advances	(697)
Increase in other assets	(293)
Decrease in due to affiliates	(568)
Increase in securities sold not yet purchased	16
Increase in payable to insurance carriers	333
Decrease in accrued incentive compensation	(2,145)
Decrease in accrued expenses and other liabilities	(467)
Net cash provided by operating activities	17,358
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and software	(1,516)
Net cash used in investing activities	(1,516)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to Parent	(9,000)
INCREASE IN CASH AND CASH EQUIVALENTS	6,842
CASH AND CASH EQUIVALENTS — Beginning of year	16,913
CASH AND CASH EQUIVALENTS — End of year	$ 23,755
SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments	$ 7,737
NONCASH TRANSACTION: Capital Contribution for Accrued Incentive	$ 153

See notes to financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of RBS Citizens N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. (CFG). CFG is ultimately a wholly owned subsidiary of The Royal Bank of Scotland Group plc (RBSG). On December 1, 2008, the UK Government became the ultimate controlling party of RBSG. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements include the accounts of the Company and are prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, fees receivable and contingencies.

Revenue Recognition — Commission income represents commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee

(12b-1 fee) that is charged to the fund over a stated period. The Company recognizes 12b-1 fees when the fees are earned.

Insurance commission income represents commissions received from sales of various insurance products and is recognized when the insurance products are sold to customers.

The Company assesses fees to customers for IRA and inactivity fees, which are accrued in the period in which they are earned.

Syndication fees relate to referral fees received from RBS Securities Inc. (an affiliate) for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is recognized when the transaction is settled.

Cash and Cash Equivalents — For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2011, cash equivalents included $18,792 of money market mutual funds.

Deposits at Clearing Organization — Represents the cash account balance that is required to be maintained at NFSC in connection with that organization's clearing services agreement.

Securities Sold Not Yet Purchased — Securities sold, not yet purchased are recorded at fair value, with related changes reflected in results of operations for the period.

Employee Advances — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company. The Company records a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note. The reserve for uncollectible employee advances totaled $178 at December 31, 2011.

Fair Value of Financial Instruments — Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the exchange price that would be received for an asset or paid to transfer liability an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Note 7 describes more information regarding fair value measurements.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2011, the Company maintained $5,022 in demand deposit accounts with its Parent which are included in Cash and Cash Equivalents.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2011, the total fees incurred were $13,472, which were included in Services and management fee to Parent. In addition, $1,086 in occupancy charges were also paid to the Parent.

The Company has a service agreement with RBS Securities Inc., a division of RBSG, for the purpose of providing referral services for introducing clients to underwritings of SEC registered securities offerings and loan products. In 2011, the Company received referral fees of $5,784 and incurred expenses of $193.

Employees of the Company are covered under the pension and postretirement benefit plans sponsored by CFG. For the year ended December 31, 2011, the expense charged to the Company for retirement benefits was approximately $394, which has been included as a component of employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically four to ten years.

	Cost
Furniture	$ 267
Equipment	2,443
Software	3,810
Total furniture, equipment, and software	6,520
Less accumulated depreciation and amortization	(4,678)
Furniture, equipment, and software — net	$ 1,842

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2011, the Company had net capital of $14,101, which was in excess of the required net capital of $650 by $13,451. The Company's ratio of aggregate indebtedness to net capital was .69-to-1.

6. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal and states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2011, the amount payable to CFG was approximately $626, which is included in accrued expenses and other liabilities.

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2011 were as follows:

Current income taxes:	
Federal	$ 6,353
State	1,017
Total current income tax provision	7,370
Deferred income taxes:	
Federal	1,165
State	281
Total deferred income tax provision	1,446
Total income tax provision	$ 8,816

The effective income tax reconciliation for the year ended December 31, 2011was as follows:

Tax at statutory rate	$ 7,937	35.00 %
State tax	844	3.72
Meals and entertainment	12	0.05
Other	23	0.10
Total	$ 8,816	38.87 %

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2011 as follows:

Deferred tax asset — accrued expenses	$ 1,795
Deferred tax liabilities:	
Depreciation	(122)
Deferred Comissions	(1,140)
Net deferred tax asset	$ 533

At December 31, 2011, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various states, and is presently under examination by the IRS for the year 2008 through 2010. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2011.

7. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2011:

Money Market Mutual Funds — Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

Securities Sold Not Yet Purchased — Fair value is determined by a third-party pricing service that determines fair value based on bid and ask prices and is considered a Level 2 fair value measurement.

	2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets — money market mutual funds	$18,792	$	$	$18,792
Liabilities — securities sold not yet purchased:				
Corporate debt securities		337		337
Municipals	51			51
Mutual funds	19			19
Total liabilities	$ 70	$337	$	$ 407

There were no transfers between Levels 1 and 2 during the year ended December 31, 2011.

8. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage activities to domestic customers. Revenues for these services are transaction based. The Company also receives revenues based on customer's asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company clears all of its securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

9. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

10. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2011 through February 28, 2012, the date the financial statements were issued. The Company is not aware of any subsequent events which would require disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011 (In thousands)

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$33,862
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Commissions and fees receivable	6,567
Due from affiliates	42
Furniture and equipment	1,842
Other assets	3,534
Employee advances	6,831
Net deferred tax asset	533
Total nonallowable assets	19,349
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	14,513
HAIRCUTS ON SECURITIES — Money market	(412)
NET CAPITAL	$14,101

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 650
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 250
NET CAPITAL REQUIREMENT	$ 650
EXCESS NET CAPITAL	$13,451
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS	$ 9,751
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	69 %

Net Capital presented is $14,101 versus $14,823 in the December 31, 2011 FOCUS Report filed on January 26, 2012. The difference of $722 is due to audit adjustments of $755 additional compensation expense, a $310 reduction of income tax provision, $298 reclassification from deferred tax liabilities to deferred tax assets, and $21 of other miscellaneous adjustments.

CCO INVESTMENT SERVICES CORP.
(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company has claimed an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (Rule 15c3-3), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule. However, an examination by the Financial Industry Regulatory Authority, Inc. identified instances where the Company was acting as an intermediary between its customers its clearing broker and annuity carriers in violation of the exemptive provisions of Rule 15c3-3. Accordingly, the Company was not in compliance with Rule 15c3-3(k)(2)(ii) at December 31, 2011 and its minimum net capital requirement has been increased to $250 thousand.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors
CCO Investment Corp.

In planning and performing our audit of the financial statements of CCO Investment Services Corp. (the "Company"), an indirect wholly owned subsidiary of Citizens Financial Group, Inc., as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as described below, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

The Company was not in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2011. An examination by the Financial Industry Regulatory Authority, Inc. (FINRA) identified instances of noncompliance with the exemptive provisions of Rule 15c3-3 whereby the Company was improperly acting as an intermediary between its customers its clearing broker and annuity carriers.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012

CCO Investment Services Corp.

(An Indirect Wholly Owned Subsidiary of
Citizens Financial Group, Inc.)

Financial Statements as of and for the
Year Ended December 31, 2011, Supplemental
Schedules as of December 31, 2011, and
Independent Auditors' Report